PMU News Release #07-07 TSX, AMEX Symbol PMU August 2, 2007

PACIFIC RIM MINING’S BALSAMO GOLD DEPOSIT DELINEATION NEARING
COMPLETION; ANOTHER NEW GOLD-BEARING VEIN DISCOVERED

On-going delineation drilling at the Balsamo deposit on Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador is nearing completion. Much like the Minita deposit roughly 1 km to the northwest, the Balsamo deposit comprises a high-grade zone where both vein widths and gold grades are robust and persistent, surrounded by a gradational zone of more moderate gold grades and 1 to 2 meter vein widths.

Recent drilling at the Balsamo deposit has focused on defining its upper limits and stepping out from the high grade area. The Balsamo deposit is deeper than the nearby Minita and South Minita deposits and remains open at depth. It is hosted by a north-south structure that will require additional broad step out drilling in both strike directions to close off the known mineralization as well as to search for additional high grade zones. The Balsamo structure can be projected over a distance of several kilometers, the majority of which has never been drill tested.

During the course of its Balsamo deposit drilling, the Company has identified another new gold-bearing vein parallel to and 200 meters east of the Balsamo structure. The Cerro Alto vein has been intersected in a number of Balsamo-focused drill holes and locally contains attractive grades such as 14.9 g/t gold over 1.3 meters in hole P07-567. Deeper drilling is required to determine the full extent of the gold mineralization in the Cerro Alto vein.

The Company has tentatively scheduled its resource consultants to perform an updated resource estimate for the El Dorado project, including the Balsamo deposit, this fall. Finalization of this schedule will depend on completion of drilling on the Balsamo and Cerro Alto veins. A list of the most recent drill results from the El Dorado project is provided below. A grade-thickness longitudinal map of the Balsamo deposit has been posted to the Company’s website www.pacrim-mining.com.

“We continue to be impressed by our El Dorado project’s capacity to deliver high grade gold,” states Tom Shrake, President and CEO. “The Balsamo deposit appears to have the added bonus of relatively high silver to gold ratios, which we expect will boost the value of this deposit. Our new discovery in the Cerro Alto vein is intriguing, and we have only just scratched the surface. Most of our holes to have intersected Cerro Alto did so at higher elevations above the anticipated productive interval as the holes were designed to test the Balsamo vein to the west. Two of our four drill rigs currently in operation at El Dorado will therefore focus on testing Cerro Alto within the productive interval while the two remaining rigs complete the Balsamo deposit delineation. We are on track to complete this work in the coming months and anticipate updating the El Dorado resource estimate before the end of 2008.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P07-553	Moreno	301586 / 534793	270 / 50	No significant results
P07-554	Balsamo	300123 / 534766	284 / 77	361.25	361.7	0.45	0.40	8.482	205
P07-555	Balsamo	300474 / 534779	270 / 70	326.70	335	8.30	6.20	2.584	49
			includes	327.25	328	0.75	0.70	11.322	123
				330.20	331.35	1.15	1.10	7.759	186
P07-556	Balsamo	300177 / 534943	270 / 62	No significant results
P07-557	Balsamo	300325 / 534761	270 / 45	No significant results
P07-558	Balsamo	300025 / 534900	265 / 70	No significant results
P07-559	Cerro Alto	300595 / 535120	270 / 50	193.90	194.7	0.8	0.50	18.563	158
P07-560	Balsamo	300157 / 534944	270 / 67	No significant results
P07-561	Balsamo	300640 / 534735	278 / 57	No significant results
P07-562	Balsamo	299960 / 534873	275 / 72	318.85	319.95	1.1	1.00	20.431	402
				327.80	328.30	0.5	0.30	14.303	625
P07-563	Balsamo	300438 / 534749	270 / 72	296.95	298.05	1.1	1.10	7.487	72
				307.68	309.05	1.37	1.30	8.598	214
P07-564	Balsamo	300377 / 534672	270 / 75	301.60	301.7	0.10	0.10	11.609	269
P07-565	Balsamo	300375 / 534800	258 / 60	No significant results
P07-566	Balsamo	300260 / 534885	270 / 61	420.90	429.3	8.40	6.95	1.856	49
			includes	422.40	422.75	0.35	0.29	8.906	314
P07-567	Balsamo	300400 / 534803	258 / 70	106.65	107.95	1.30	1.30	14.932	20
P07-568	Balsamo	300212 /534851	268 / 58	341.90	342.3	0.40	0.40	9.492
				345.85	352.75	6.90	6.00	16.272	211
			includes	347.50	348.3	0.80	0.67	31.601	453
				348.75	352.75	4	3.44	19.927	259
P07-569	Balsamo	300377 / 534672	266 / 49	No significant results
P07-570	Cerro Alto	300400 / 535050	270 / 66	333.60	335.45	1.85	1.40	9.312	67

P07-571	Cerro Alto	300275 / 534023	273 / 65	321.25	323.2	1.95	1.70	10.145	63
P07-572	Balsamo	300410 / 534904	273 / 66	No significant results
P07-573	Balsamo	299860 / 534920	270 / 58	No significant results
P07-574	Balsamo	300320 / 534853	244 / 66	164.60	165.8	1.20	0.80	5.472	55
				388.65	394.7	6.05	4.50	4.926	129
			includes	388.65	389.3	0.65	0.50	20.061	281
				393.30	393.8	0.5	0.40	17.023	202
P07-575	Balsamo	300410 / 534904	270 / 58	No significant results
P07-576	Balsamo	300550 / 534950	281 / 69	No significant results
P07-577	Balsamo	300169 / 534705	270 / 70	260.25	260.35	0.1	0.10	8.419	129
P07-578	Balsamo	300123 / 534765	270 / 67	286.60	287.3	0.7	0.65	21.886	264
				302.70	304.2	1.5	1.20	3.379	43
P07-579	Balsamo	300475 / 534789	240 / 55	76.70	77.75	1.05	0.80	4.212	10
				326.00	327.15	1.15	1.00	3.752
P07-580	Balsamo	300243 / 534750	270 / 65	262.25	263.7	1.45	1.30	6.856	111

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P07-581	Balsamo	300150 / 534609	283 / 74	No significant results
P07-582	Balsamo	300300 / 534832	274 / 60	128.00	132.85	4.85	3.90	2.319	7
				345.90	348.15	2.25	2.25	10.454	na
			includes	345.90	346.8	0.90	0.70	22.199	na
P07-583	Balsamo	299740 / 534803	270 / 65	417.00	417.8	0.80	0.80	6.994	na
P07-584	Balsamo	300850 / 534988	270 / 60	269.70	270.45	0.75	0.50	10.197	na

na = not currently available

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Inquiries regarding this news release or Pacific Rim Mining can be directed to Barbara Henderson, VP Investor Relations, at 604-689-1976 or 1-888-775-7097.

NI 43-101 Disclosure

Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for a complete list of drill results from the El Dorado project, the results of past resource, reserve and economic studies concerning the El Dorado project and full National Instrument 43-101 disclosure.

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the timeframe and outcome of delineation of the Balsamo discovery and its potential impact on the El Dorado project; the timing for generation of an updated El Dorado resource estimate; the geometry of the Balsamo deposit, which may change as additional data is collected; the execution and outcome of current or future exploration activities including drilling targeting the Cerro Alto vein; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com